October 21, 2019	Lauren B. Prevost 404-504-7744 lbp@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20549

Re:	RW Holdings NNN REIT, Inc.
Request for Acceleration
File No. 333-233923

Ladies and Gentlemen:

On behalf of RW Holdings NNN REIT, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-233923) under the Act to immediate effectiveness on October 22, 2019 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7744.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost
Lauren B. Prevost, Esq.

cc:	Aaron S. Halfacre
Raymond J. Pacini
Seth K. Weiner, Esq.

Enclosure

Phone: 404.233.7000| www.mmmlaw.com
1600 Atlanta Financial Center| 3343 Peachtree Road, NE| Atlanta, GA 30326, USA
Atlanta • Columbus • Raleigh-Durham • Savannah • Washington, DC

RW Holdings NNN REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, California  92626

October 21, 2019

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20549

Re:	RW Holdings NNN REIT, Inc.
Request for Acceleration
File No. 333-233923

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), RW Holdings NNN REIT, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-233923) under the Act to immediate effectiveness on October 22, 2019 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

If you have any questions, please call me at (855) 742-4862.

Sincerely,

RW Holdings NNN REIT, Inc.

/s/ Aaron S. Halfacre
Name: Aaron S. Halfacre
Title: President and Chief Executive Officer

cc:	Raymond J. Pacini
Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.